UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2026

Naixi Wu
Chief Financial Officer
indie Semiconductor, Inc.
32 Journey Suite #100
Aliso Viejo, CA 92656

Re: indie Semiconductor, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 8-K Filed November 6, 2025
Response Dated September 26, 2025
File No. 001-40481

Dear Naixi Wu:

We have reviewed your September 26, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2025 letter.

Form 8-K Filed November 6, 2025

Exhibit 99.1, page 1

1. We note your response to prior comment 6, including your statements that you do not present GAAP gross profit or GAAP gross margin in your Consolidated Statements of Operations because certain costs related to contract revenues are expensed as incurred and included in research and development expenses and it is not practicable to allocate such expenses to cost of sales. We also note you now believe the adjusted non-GAAP gross profit and adjusted non-GAAP gross margin measures you present should be categorized as Key Performance Metrics (KPMs) because: (1) they are consistent with how you reflect your business in internal financial statements; (2) they are consistent with how your leadership and Chief Executive Officer operate and manage the business (including being used as a measurement metric your annual

incentive plan); and (3) they are part of the material quantitative measures that your investors use to understand and evaluate your periodic financial performance. Please more fully address the following:

- Based on the information you provided, it does not appear to us that the measures you present should be categorized as KPMs. Although we acknowledge KPMs and non-GAAP financial measures may overlap, based on the nature and calculation of the measures you present, we believe that the measures meet the definition of a non-GAAP financial measure since they are numerical financial metrics that exclude or include amounts from the most directly comparable GAAP measures, regardless of whether the GAAP measures are in your Consolidated Statements of Operations. In this regard it would not be appropriate to present them without presenting, and reconciling to, the most directly comparable GAAP measures, GAAP gross profit and GAAP gross margin, based on the guidance in Items 10(e)(1)(i)(A) and (B) of Regulation S-K and Item 100(a) of Regulation G.
- Based on the description of your business, including how contract revenue, funding received from customers to develop certain products, and product revenue are generated and, your statement that these activities "create a library of knowledge for you to essentially generate revenue", it is not clear to us how you determined that presenting non-GAAP performance measures, that exclude research and development expenses, complies with the requirements of Item 10(e) of Regulation S-K, Item 100(a) of Regulation G, and our response to Question 100.01 of the Non-GAAP CDIs.

Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing